UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

(Rule 14d-101)

Solicitation/Recommendation Statement
Under Section 14(d)(4) of the Securities Exchange Act of 1934

Amendment No. 1

ROCKET FUEL INC.

(Name of Subject Company)

ROCKET FUEL INC.

(Name of Person Filing Statement)

Common Stock, Par Value $0.001 Per Share

(Title of Class of Securities)

773111109

(CUSIP Number of Class of Securities)

E. Randolph Wootton III
Chief Executive Officer
Rocket Fuel Inc.
2000 Seaport Boulevard, Suite 400

Pacific Shores Center
Redwood City, CA 94063
(650) 595-1300

(Name, address and telephone number of person authorized to receive notices and communications on behalf of the persons filing statement)

With copies to:

Martin W. Korman
Rachel B. Proffitt

Douglas K. Schnell

Wilson Sonsini Goodrich & Rosati
Professional Corporation
650 Page Mill Road
Palo Alto, CA 94304

(650) 493-9300

☐                 Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

EXPLANATORY NOTE

This Amendment No. 1, which is referred to as this “Amendment No. 1,” amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 filed with the U.S. Securities and Exchange Commission, which is referred to as the “SEC,” on August 2, 2017 (together with the exhibits thereto and as amended or supplemented from time to time, which is referred to as the “Schedule 14D-9”) by Rocket Fuel Inc., a Delaware corporation, which is referred to as “Rocket Fuel.” The Schedule 14D-9 relates to the tender offer, which is referred to as the “Offer,” by Sizmek Inc., a Delaware corporation, which is referred to as “Sizmek,” and by Fuel Acquisition Co., a Delaware corporation and a wholly owned subsidiary of Sizmek, which is referred to as “Purchaser,” to purchase any and all of the outstanding shares of Rocket Fuel’s common stock, par value $0.001 per share, which is referred to as “Common Stock.” The tender offer is disclosed in the Tender Offer Statement on Schedule TO, which is referred to, as amended or supplemented from time to time, as the “Schedule TO,” filed by Sizmek and Purchaser with the SEC on August 2, 2017, and is made upon the terms and subject to the conditions set forth in the Offer to Purchase, which is referred to, as amended or supplemented from time to time, as the “Offer to Purchase,” and in the related Letter of Transmittal, which is referred to, as amended or supplemented from time to time, as the “Letter of Transmittal.” The Offer to Purchase and the Letter of Transmittal were filed as Exhibits (a)(1)(A) and (a)(1)(B) to the Schedule 14D-9, respectively.

Capitalized terms used but not otherwise defined in this Amendment No. 1 have the meanings given to them in the Schedule 14D-9. The information in the Schedule 14D-9 is incorporated into this Amendment No. 1 by reference to all applicable items in the Schedule 14D-9, except that such information is hereby amended and supplemented to the extent specifically provided in this Amendment No. 1.

Item 8.         Additional Information.

Item 8 of the Schedule 14D-9 is amended and supplemented as follows:

Amending and supplementing the first paragraph under the caption “Regulatory Approvals—U.S. Antitrust Laws” to replace the last sentence of such paragraph with the following:

“The 15-day waiting period expired at 11:59 p.m. Eastern time on August 10, 2017.”

Amending and supplementing the first paragraph under the caption “Regulatory Approvals— German Merger Control Approval” to replace the last sentence of such paragraph with the following:

“Early clearance was granted by the FCO on August 8, 2017.”

Adding a new section immediately prior to the section captioned “Cautionary Note Regarding Forward-Looking Statements” as set forth below:

“Certain Litigation

On August 2, 2017, Rocket Fuel filed the Schedule 14D-9 with the SEC in connection with the Offer. That same day, Rocket Fuel received a demand letter from a purported stockholder of Rocket Fuel alleging that the Schedule 14D-9 omitted material information necessary for Rocket Fuel stockholders to make an informed decision regarding the Offer.  The letter demands that Rocket Fuel and the Rocket Fuel Board provide immediate corrective disclosures.

On August 4, 2017, two purported stockholders of Rocket Fuel filed an action in the United States District Court for the Northern District of California on behalf of a putative class of Rocket Fuel stockholders against Rocket Fuel and the Rocket Fuel Board, alleging violations of federal securities laws.  The case is captioned Bushansky et al. v. Rocket Fuel Inc. et al. (Case 3:17-cv-04454).  The complainants allege, among other things, that the Schedule 14D-9 omits material information necessary for Rocket Fuel stockholders to make an informed decision regarding the Offer.  The complainants seek, among other things, either to enjoin the Offer or, should it be consummated, to rescind it or award rescissory damages, as well as an award of the plaintiffs’ attorneys’ fees and costs in the actions.

On August 7, 2017, two additional actions alleging violations of federal securities laws were filed by purported stockholders of Rocket Fuel in the United States District Court for the Northern District of California.  In the first, captioned Haines v. Rocket Fuel et al. (Case 5:17-cv-04473), an alleged stockholder of Rocket Fuel filed an action on behalf of a putative class of Rocket Fuel stockholders against Rocket Fuel and the Rocket Fuel Board.  In the second, captioned Scarantino v. Rocket Fuel Inc. et al. (Case 3:17-cv-04489), an alleged stockholder of Rocket Fuel filed an action on behalf of a putative class of Rocket Fuel stockholders against Rocket Fuel, the Rocket Fuel Board, Sizmek, Purchaser and Vector Capital.  The complainants in both the Haines and Scarantino actions allege claims similar to those in the Bushansky action, and seek similar relief.

On August 8, 2017, a purported stockholder of Rocket Fuel filed an action in the United States District Court for the Northern District of California on behalf of a putative class of Rocket Fuel stockholders against Rocket Fuel and the Rocket Fuel Board, alleging violations of federal securities laws.  The case is captioned Wen v. Rocket Fuel et al. (Case 3:17-cv-04509).  The complainant alleges claims similar to those in the Bushansky action, and seeks similar relief.

The defendants deny any wrongdoing in connection with the merger and plan to defend vigorously against the claims set forth in these actions.

The foregoing description is qualified in its entirely by reference to the complaints, copies of which are filed as Exhibits (a)(5)(M), (a)(5)(N), (a)(5)(O), and (a)(5)(P), respectively, to this Amendment No. 1 and are incorporated by reference.

Additional lawsuits may be filed against Rocket Fuel, Sizmek, Purchaser or the Rocket Fuel Board in connection with the Merger.”

Item 9. Exhibit

Item 9 of the Schedule 14D-9 is amended and supplemented by adding the following exhibits:

(a)(5)(M)                                              Class Action Complaint dated August 4, 2017 (Stephen Bushansky and Mendel Zaks v. Rocket Fuel Inc., et al., Case No. 3:17-cv-04454) (incorporated by reference to Exhibit (a)(5)(K) to Amendment No. 1 to the Schedule TO filed with the SEC on August 11, 2017 by Fuel Acquisition Co. and Sizmek Inc., which is referred to as “Schedule TO Amendment No. 1”).

(a)(5)(N)                                                 Class Action Complaint dated August 7, 2017 (Adryan Haines v. Rocket Fuel Inc., et al., Case No. 5:17-cv-04473) (incorporated by reference to Exhibit (a)(5)(L) to Schedule TO Amendment No. 1).

(a)(5)(O)                                                 Class Action Complaint dated August 7, 2017 (Louis Scarantino v. Rocket Fuel Inc., et al., Case No. 3:17-cv-04489) (incorporated by reference to Exhibit (a)(5)(M) to Schedule TO Amendment No. 1).

(a)(5)(P)                                                   Class Action Complaint dated August 8, 2017 (Damin Wen v. Rocket Fuel Inc., et al., Case No. 3:17-cv-04509) (incorporated by reference to Exhibit (a)(5)(N) to Schedule TO Amendment No. 1).

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

ROCKET FUEL INC.

By:	/s/ E. Randolph Wootton III
Name: E. Randolph Wootton III
Title: Chief Executive Officer

Dated: August 11, 2017